UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  JuLY 24, 2007                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                          NEWS RELEASE - JULY 24, 2007

                      EXPLORATION MANAGER APPOINTED IN PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) and its wholly owned Peruvian subsidiary, Recursos de los Andes SAC, are pleased to announce that Mr. Marcial Garcia has joined the management team as Exploration Manager, Peru and will be based in Lima.

"With Mr. Garcia's extensive experience in mineral exploration in Peru, his appointment represents a very strong addition to our existing team and we are very pleased that Mr. Garcia has decided to join our group," stated Mr. Nikolaos Cacos, President and CEO.

Since 1979, Mr. Garcia worked as Exploration Manager and consultant for various mining companies, including Rio Amarillo Mining Ltd., Cyprus Minerals Company and the Inter-American Development Bank. Prior to that, he was Vice President and Regional Manager for South America of Cerros Negros, a wholly owned subsidiary of Homestake Mining Company for 13 years. Mr. Garcia has also worked for 14 years at Cerro de Pasco Corporation in various capacities, including Exploration Manager, at various world-class deposits like Cerro de Pasco, Morococha, Casapalca and Yauricocha. Additionally, he has been involved in negotiating mining agreements with a number of Latin American countries; commissioned by the Ministry of Energy and Mines of Peru to evaluate and prepare a report on the Casapalca mine to be presented to the World Bank; and, was nominated by the Peruvian Government to prepare a draft of the Mining Law.

Mr. Garcia holds a Master of Science degree from the Colorado School of Mines and a Mining Engineering degree from the National Engineering University, Lima, Peru.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has four drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and added shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2007 NUMBER 12

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